Exhibit 8.1

Subsidiaries of BioLineRx Ltd.

The following table sets forth the name and jurisdiction of incorporation of our subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation

BioLineRx USA Inc. Tetragon Biosciences Ltd.(1)	Delaware Israel

(1)	BioLineRx Ltd. holds 40% of the share capital of Tetragon Biosciences Ltd.